Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919
www.invesco.com
December 22, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust) File Nos: 811-05460 and 033-19862
Dear Mr. Di Stefano:
     On behalf of AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust) (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you in December, 2010, with regard to Post-Effective Amendment No. 45 under the Securities Act of 1933 and Amendment No. 49 under the Investment Company Act of 1940 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 22, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
General Comments
1. Comment: In the footnote regarding a contractual expense limit, state who can terminate the expense limit and under what circumstances.

Vincent Di Stefano
Division of Investment Management
December 22, 2010	Page 2
Response: The last sentence of footnotes regarding each expense limit provides that unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee waiver agreement, it will terminate on a date no less than one year from the effective date of the expense limit.
2. Comment: Consider whether a strategy regarding Acquired Fund Fees and Expenses should be added to the strategy sections of the Prospectus since it appears as a line item in the Funds’ fee tables.
     Response: The “Acquired Fund Fees and Expenses” line item and corresponding footnote have been deleted from the prospectus because the Fund’s acquired fund fees and expenses are under 0.01%, and such amount, if any, has been included in the “Other Expenses” line item.
3. Comment: Delete the first footnote to the fee table.
Response: Given that this information is included in “Fund Management — Adviser Compensation” section, we have deleted the footnote.
4. Comment: For Premier Tax-Exempt Portfolio and Premier U.S. Government Money Portfolio In the first sentence of the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding sentence in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” include the phrase “net plus borrowing” in the 80% limit.
Response: The requested change has been made.
Premier Portfolio
1. Comment: The first sentence of the third paragraph in the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding sentence in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” states, “The Fund may invest in U.S. dollar-denominated foreign securities.” Delete the word “may” from this sentence. Include only strategies that the Fund will utilize.
Response: We have deleted the word, “may,” and revised the sentence to read: “The Fund invests from time to time in U.S. dollar-denominated foreign securities.”
Premier Tax-Exempt Portfolio
1. Comment: Why is there no reference to the Fund being tax exempt in the investment objective?
Response: We will take this comment under advisement for future updates of the Fund’s registration statement.

Vincent Di Stefano
Division of Investment Management
December 22, 2010	Page 3
2. Comment: The last sentence of the second paragraph in the section, “Fund Summary - Principal Investment Strategies of the Fund,” and the corresponding sentence in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” refers to “synthetic municipal securities”. Define “synthetic municipal securities” at the term’s first mention.
Response: The requested change has been made.
3. Comment: In “Synthetic Securities Risk,” add language regarding this investment’s illiquidity.
Response: “Liquidity Risk” has been added to the Prospectus.
4. Comment: The third sentence of “Synthetic Securities Risk,” states, “certain instruments may be subject to the risk that the other party to a contract will not fulfill its contractual obligation.” Does this apply to all synthetic securities instruments? If so, revise the sentence.
Response: “Synthetic Securities Risk” has been revised as follows:
“Fluctuations in the values of synthetic instruments may not correlate perfectly with the instruments they are designed to replicate. Some synthetic instruments are more sensitive to interest rate changes and market price fluctuations than others. These instruments may be subject to counterparty risk and liquidity risk.”
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Assistant General Counsel